UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1998

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from                to                   .
                                       ----------------  -------------------

Commission file number 1-3492


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            Halliburton Savings Plan
                           Halliburton Benefits Center
                               4100 Clinton Drive
                              Building 1, Room 130
                              Houston, Texas 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                 500 North Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION


                  The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Halliburton Savings Plan, previously named the Dresser Industries, Inc. Deferred Savings Plan:

                 Financial Statements and Schedules
                 ----------------------------------

                 Report of Independent Public Accountants - Arthur Andersen LLP

                 Statements of Net Assets Available for Benefits with Fund Information as of December 31, 1998 and 1997

                 Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                 Notes to Financial Statements

                 Item  27(a)  -  Supplemental   Schedule   of  Assets  Held  for
                 Investment Purposes as of December 31, 1998

                 Item 27(d) - Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1998


                 Exhibit
                 -------

                 Consent of Independent Public Accountants - Arthur Andersen LLP (Exhibit 23)

                 SIGNATURES

                 The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or the Benefits Committee of the Halliburton Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                  Date:  July 19, 1999




                                       By  /s/  Celeste Colgan
                                         -----------------------------------
                                                Celeste Colgan, Chairman
                                                Benefits Committee

DRESSER INDUSTRIES, INC.
DEFERRED SAVINGS PLAN (PLAN 145)

Financial Statements
As Of December 31, 1998 And 1997,
And Supplemental Schedules
As Of December 31, 1998

Together With Report Of Independent Public Accountants

                            DRESSER INDUSTRIES, INC.
                        DEFERRED SAVINGS PLAN (PLAN 145)


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                Page(s)
                                                                -------

Report of Independent Public Accountants                             1

Statements of Net Assets Available for Plan Benefits
    at December 31, 1998 and 1997                                    2

Statement of Changes in Net Assets Available for
    Plan Benefits for the Year Ended December 31, 1998               3

Notes to Financial Statements                                     4-11

Schedule I - Item 27a - Supplemental Schedule of Assets
     Held for Investment Purposes as of December 31, 1998        12-14

Schedule II - Item 27d - Supplemental Schedule of
    Reportable Transactions for the Year Ended
    December 31, 1998                                               15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Committee of
Dresser Industries, Inc. Deferred Savings Plan (Plan 145):

We have audited the accompanying statements of net assets available for plan benefits of the Dresser Industries, Inc. Deferred Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As stated in Note 8 to the accompanying financial statements, effective April 1, 1999, the name of the Plan was changed to the Halliburton Savings Plan.



                                        ARTHUR ANDERSEN LLP




Dallas, Texas,
   July 14, 1999


                                                       DRESSER INDUSTRIES, INC.
                                                   DEFERRED SAVINGS PLAN (PLAN 145)


                                         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                      DECEMBER 31, 1998 AND 1997


                                                                                     1998                1997
                                                                               -----------------    ---------------
ASSETS:
     Investments, at fair value-
         Cash Fund                                                             $           -        $    (83,621)
         Davis New York Venture Fund                                                    242,567          246,148
         Vanguard 500 Index Fund                                                        461,271             -
         Vanguard Explorer Fund                                                           3,496             -
         Vanguard Prime Money Market Fund                                                39,531             -
         Vanguard Total Bond Market Index Fund                                           64,261             -
         Vanguard U.S. Growth Fund                                                       42,833             -
         Vanguard Wellington Fund                                                       168,262             -
         Vanguard Windsor II Fund                                                       799,212             -
         Merrill Lynch Retirement Preservation Trust                                       -              62,462
         Merrill Lynch Equity Index Trust                                                  -             358,426
         Phoenix Balanced Fund                                                             -             152,440
         Merrill Lynch Corporate Bond Fund Investment Grade Cl A                           -              49,770
         Merrill Lynch Basic Value Fund Cl A                                               -             834,049
         Company Stock Fund                                                             861,087        1,181,647
         Loan Fund                                                                       35,854           30,693
                                                                               -----------------    ---------------

                                                                                      2,718,374        2,832,014

     Investments, at contract value-
         Stable Value Fund                                                              734,820          747,828
                                                                               -----------------    ---------------

                  Total investments                                                   3,453,194        3,579,842
                                                                               -----------------    ---------------

     Contributions receivable-
         Employee                                                                         6,243            6,197
         Employer                                                                         1,273            1,411
                                                                               -----------------    ---------------

                  Total receivables                                                       7,516            7,608
                                                                               -----------------    ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                         $      3,460,710       $3,587,450
                                                                               =================    ===============

The  accompanying  notes are an integral part of these statements.


                                                       DRESSER INDUSTRIES, INC.
                                                   DEFERRED SAVINGS PLAN (PLAN 145)


                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                  FOR THE YEAR ENDED DECEMBER 31, 1998


ADDITIONS:
     Investment income-
         Interest and dividends                                                                      $   185,105
         Loan interest repayment                                                                           3,115
         Net realized and unrealized depreciation
              in fair value of investments                                                               (74,452)
                                                                                                     ------------

                  Total investment income                                                                113,768

     Contributions-
         Employee                                                                                        131,152
         Employer                                                                                         23,534
                                                                                                     ------------

                  Total additions                                                                        268,454
                                                                                                     ------------

DEDUCTIONS:
     Distributions                                                                                       395,194
                                                                                                        ---------

                  Total deductions                                                                       395,194
                                                                                                     ------------

NET DECREASE                                                                                             126,740
                                                                                                     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                                              3,587,450
                                                                                                     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                                                  $ 3,460,710
                                                                                                     ============


The  accompanying  notes are an integral part of this statement.

                             DRESSER INDUSTRIES, INC.
                        DEFERRED SAVINGS PLAN (PLAN 145)


                          NOTES TO FINANCIAL STATEMENTS

                               December 31, 1998



1.   DESCRIPTION OF THE PLAN:
     ------------------------

The following description of the Dresser Industries, Inc. ("Dresser") Deferred Savings Plan (Plan 145) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a salary deferral savings plan which was adopted and became effective July 1, 1985. On September 29, 1998, Halliburton Company (the "Company"), the Plan sponsor, completed the acquisition of Dresser pursuant to the Agreement and Plan of Merger (the "Merger") dated as of February 25, 1998. Prior to the Merger, the Plan was sponsored by Dresser. Employees eligible for participation in the Plan are those employees of Dresser with at least three months of service who are not covered under any other 401(k) plan sponsored by Dresser and are not covered by a Dresser collective bargaining agreement, unless such agreement specifically provides for participation in the Plan. The Plan was established in accordance with section 401(a) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------

The  Plan   entitles   eligible   employees  to  make   pre-tax  and   after-tax
contributions. Total employee contributions cannot exceed 12% of eligible compensation (10% if a highly-compensated employee). Pre-tax contributions per employee are limited by law up to the maximum contributions under Section 402(g) of the IRC.

The Company makes contributions to the accounts of all participants except those who were eligible for retiree medical coverage. The Company's matching percentage is a 50% match of employee contributions up to 4% of the participant's earnings. The Company began making matching contributions to participants participating in a certain collective bargaining unit based on a separate formula set forth in the Plan document.

Administrative
--------------

Merrill Lynch Trust Company was the Plan's trustee and recordkeeper through February 27, 1998. At that time Vanguard Fiduciary Trust Company became the trustee (the "Trustee") and recordkeeper. The Trustee is responsible for the management and recordkeeping of the Plan's assets.

During the period February 20, 1998, through June 19, 1998, all transactions, except for contributions, enrollment, and loan repayments through payroll deductions, were frozen at various dates as a result of the change in trustees.

Vesting
-------

Participant contributions, plus the earnings thereon, vest immediately. Participants become fully vested in matching contributions and the earnings thereon upon the completion of five years of service, upon termination of the plan, or upon death, disability, or attainment of normal retirement age. Forfeitures of the employer's contributions due to Participants withdrawing from the Plan prior to full vesting are used to reduce the employer's future contributions.

Rollovers
---------

Distributions from other qualified 401(k) plans may be transferred into the Plan.

Distributions
-------------

The Participant or beneficiary may elect to receive a distribution upon retirement, termination (elective, nonelective, or due to disability), or death. Any distribution provided by the Plan is paid by the Trustee directly to the Participant or in the form of a direct rollover to another qualified plan or an IRA. All distributions are made in lump-sum amounts or in periodic installments, as elected by the Participant, up to the value of the funds allocated to the account of the Participant. The Participant may elect to receive an in-service withdrawal of their after-tax contributions. Special rules apply to a distribution due to financial hardship and to account balances whose features were protected by regulations provided for in the merger process.

Forfeited Accounts
------------------

At December 31, 1998, forfeited nonvested accounts totaled $9,338. These accounts will be used to reduce future employer contributions. Also in 1998, employer contributions were reduced by $11,845 from forfeited nonvested accounts.

Loans
-----

A participant may borrow money from the Plan, a minimum of $1,000 and up to a maximum of the lessor of 50% of the Participant's vested account balance or $50,000 (less the highest outstanding loan balance). Loans bear interest at the current prime rate as published in the Wall Street Journal on the first day of the month in which the loan was made. Loans must be repaid within 5 years (10 years for primary residence loan) through payroll deductions. Early pay-offs are allowed after six months from the date of the loan. Loans are collateralized by the Participant's account balance.

Loan activity is reflected in the financial statements in the Loan Fund. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund.

Plan Termination
----------------

The Company expects to continue the Plan indefinitely, but the Company's Board of Directors reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be fully vested, and each Participant will become 100% vested in their accounts. Payment of such amounts to each Participant shall be made by the Trustee at such time and in a nondiscriminatory manner as directed by the Company's Employee Benefits Committee.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct their contributions and Company matching contributions among ten investment options which are summarized below:

Davis New York Venture Fund is an equity fund which primarily invests in stocks of large, fundamentally sound growth companies which appear to be undervalued.

Vanguard 500 Index Fund is an equity-indexed mutual fund which primarily invests in stocks comprising the S&P 500 Index.

Vanguard Explorer Fund is a diversified mutual fund which primarily invests in equity securities of small companies.

Vanguard Prime Money Market Fund is a short-term investment fund which invests primarily in securities issued by the United States Treasury and United States government agencies.

Vanguard Total Bond Market Index Fund is a bond indexed fund which primarily invests in bonds from a variety of industries in an attempt to match the performance of the total United States bond market as represented by the Lehman Brothers Bond Index.

Vanguard U.S. Growth Fund is an equity mutual fund which primarily invests in the equity securities of seasoned United States companies with above average prospects for growth.

Vanguard Wellington Fund is a balanced mutual fund which primarily invests in common stocks and bonds of established companies.

Vanguard Windsor II Fund is an equity mutual fund which primarily invests in large companies whose stocks generally sell at prices below the overall market average as compared to dividend income and future return potential.

Company Stock Fund seeks to provide the potential for long-term growth through increases in the value of Company stock and reinvestment of its dividends.

Stable Value Fund:  Seeks to provide long-term growth of capital.

Prior to April 1, 1998, the Company Stock Fund was frozen to any further investment activity. On April 1, 1998, the Company Stock Fund was reopened to participant elected contributions; however, in connection with the Merger, the Company froze all further contributions to this fund. Upon the consummation of the Merger, all Dresser common stock held in the fund was converted to the Company's common stock in a one-to-one exchange ratio.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Basis of Accounting
-------------------

The financial statements of the plan are prepared on an accrual basis of accounting.

Expenses of the Plan
--------------------

Administrative expenses of the Plan are paid directly to the Trustee by the Company and thus are not components of the Statement of Changes in Net Assets Available for Plan Benefits. Other administrative services are provided by the Company on behalf of the Plan.
The Plan is not liable to the Company for these expenses paid on its behalf.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair value, except for its investment contract, which is valued at contract value (see Note 3). Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Unrealized gains and losses are calculated as current value of investments at the end of the Plan year less current value at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Gains and losses on investments sold and unrealized gains and losses are combined and presented in the Statements of Changes in Net Assets Available for Plan Benefits.

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates
----------------

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
-------------------

Benefits are recorded when paid.

3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY:
     -------------------------------------------

In 1995, the Plan entered into an investment contract with various insurance companies that is maintained in a pooled account by the Trustee. The guaranteed insurance account is credited with earnings on the underlying investments (principally corporate bonds) and charged for Plan withdrawals and administrative expenses charged by the various insurance companies. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Primco. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

The average yield for the guaranteed insurance account was 6.20%and 6.75% for 1998 and 1997 respectively. The crediting interest rate was 6.74% and 6.19% for 1998 and 1997 respectively. At December 31, 1998, there was no valuation reserve recorded to adjust contract amounts, since contract amounts approximated fair market value amounts.

4.   INVESTMENTS:
     ------------

The aggregate cost of investments is $3,163,707 and $2,436,268 as of December 31, 1998 and 1997, respectively.

The following investments, at fair value or contract value, represent 5% or more of net assets available for plan benefits as of December 31:


                                                                    1998                           1997
                                                         ---------------------------      -------------------------
                                                          Shares         Fair Value        Shares       Fair Value
                                                         --------       ------------      ---------    ------------
     Investments, at fair value-
        Company Stock Fund                                 29,066       $   861,087         28,177     $ 1,181,647
        Davis New York Venture Fund                         9,699           242,567           -               -
        Vanguard 500 Index                                  4,048           461,271           -               -
        Vanguard Windsor II Fund                           26,774           799,212           -               -
        Merrill Lynch Equity Index Trust                     -                 -             5,483         358,426
        Davis New York Venture Fund                          -                 -            11,023         246,148
        Merrill Lynch Basic Value Fund Cl A                  -                 -            22,493         834,049
        Other                                              Various          354,237         Various        211,744
     Investments, at contract value-
        Stable Value Fund                                                   734,820           -            747,828
                                                                        ------------                   ------------

                                                                        $ 3,453,194                    $ 3,579,842
                                                                        ============                   ============

As of December 31, 1998, the Plan's investments depreciated in value by $558,138. Realized gain on sales of investments was $483,686, based on aggregate proceeds of $2,852,032 and aggregate basis of $3,335,718.

5.   TAX STATUS OF THE PLAN:
     -----------------------

The Internal Revenue Service granted a favorable determination letter to the Plan on October 8, 1996. Management believes that the Plan and related trust are designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the letter. However, management and the Plan's tax counsel belive that the Plan is designed and continues to operate according to the provisions of the IRC. Management intends to maintain the Plan's qualification under the IRC and ERISA. The Plan has complied with fidelity bonding requirements of ERISA.

6.    ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS:
      -----------------------------------------------------

The following is a summary of net assets available for plan benefits in each investment fund as of December 31:


                                                                          1998
                                         --------------------------------------------------------------------------------
                                                           Investments,                                     Net Assets
                                          Investments,     at Contract        Total       Contributions    Available for
                                          at Fair Value       Value        Investments     Receivable      Plan Benefits
                                         ---------------  --------------  -------------  ---------------  ---------------
Participant-Directed Funds-
    Davis New York Venture Fund           $   242,567     $    -          $   242,567    $     -          $   242,567
    Vanguard 500 Index Fund                   461,271          -              461,271          -              461,271
    Vanguard Explorer Fund                      3,496          -                3,496          -                3,496
    Vanguard Prime Money Market
        Fund                                   39,531          -               39,531          -               39,531
    Vanguard Total Bond Market
        Index Fund                             64,261          -               64,261          -               64,261
    Vanguard U.S. Growth Fund                  42,833          -               42,833          -               42,833
    Vanguard Wellington Fund                  168,262          -              168,262          -              168,262
    Vanguard Windsor II Fund                  799,212          -              799,212          -              799,212
    Stable Value Fund                            -          734,820           734,820          -              734,820
    Loan Fund                                  35,854          -               35,854          -               35,854
Nonparticipant-Directed Funds-
    Other                                        -             -                 -            7,516             7,516
    Company Stock Fund                        861,087          -              861,087          -              861,087
                                          ------------    ----------      ------------   -----------      ------------
                  Total                   $ 2,718,374     $ 734,820       $ 3,453,194    $    7,516       $ 3,460,710
                                          ============    ==========      ============   ===========      ============

                                                                          1997
                                         --------------------------------------------------------------------------------
                                                           Investments,                                     Net Assets
                                          Investments,     at Contract        Total       Contributions    Available for
                                          at Fair Value       Value        Investments     Receivable      Plan Benefits
                                         ---------------  --------------  -------------  ---------------  ---------------
Participant-Directed Funds-
    Cash Fund                            $    (83,621)    $    -          $   (83,621)   $    7,608       $   (76,013)
    Davis New York Venture Fund               246,148          -              246,148          -              246,148
    Merrill Lynch Retirement
        Preservation Trust                     62,462          -               62,462          -               62,462
    Merrill Lynch Equity Index Trust          358,426          -              358,426          -              358,426
    Phoenix Balanced Fund                     152,440          -              152,440          -              152,440
    Merrill Lynch Corporate Bond
        Fund Investment Grade Cl A             49,770          -               49,770          -               49,770
    Merrill Lynch Basic Value
        Fund Cl A                             834,049          -              834,049          -              834,049
    Stable Value Fund                            -          747,828           747,828          -              747,828
    Loan Fund                                  30,693          -               30,693          -               30,693
Nonparticipant-Directed Funds-
    Company Stock Fund                      1,181,647          -            1,181,647          -            1,181,647
                                         -------------    ----------      ------------   -----------      ------------
                  Total                  $  2,832,014     $ 747,828       $ 3,579,842    $    7,608       $ 3,587,450
                                         =============    ==========      ============   ===========      ============


7.   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     ----------------------------------------------------------------

The following is a summary of the changes in net assets available for plan benefits in each investment fund for the year ended December 31, 1998:


                                                                          Additions
                               ----------------------------------------------------------------------------------------
                                                 Investment Income                       Contributions
                               ----------------------------------------------------  ----------------------
                                                       Net
                                                       Realized and
                                                       Unrealized
                                                       Appreciation
                                                       (depreciation)
                               Interest     Loan       In Fair            Total
                                 and       Interest    Value of         Investment                             Total
                               Dividends   Repayment   Investments        Income     Employee     Employer   Additions
                               ----------  ----------  ---------------  -----------  ---------    ---------  ----------
Cash Fund                      $    -      $   -       $    -           $    -       $    -       $    -      $    -
Davis New York Venture Fund        5,850         74       29,354           35,278       18,594        4,084      57,956
Vanguard 500 Index Fund            7,882       -          40,140           48,022       30,190        3,788      82,000
Vanguard Explorer Fund                30       -             (12)              18         -            -             18
Vanguard Prime Money Market
    Fund                             448       -            -                 448          516           87       1,051
Vanguard Total Bond Market
    Index Fund                     2,911       -             240            3,151        3,185          789       7,125
Vanguard U.S. Growth Fund          2,662       -           4,592            7,254           47           14       7,315
Vanguard Wellington Fund          17,448       -         (11,315)           6,133        8,316        1,740      16,189
Vanguard Windsor II Fund          84,738       -         (67,430)          17,308       14,090        2,981      34,379
Merrill Lynch Retirement
    Preservation Trust               962       -            -                 962         -            -            962
Merrill Lynch Equity Index
    Trust                          2,500        168       50,429           53,097        9,596        1,895      64,588
Phoenix Balanced Fund                828         55        9,977           10,860        2,454          842      14,156
Merrill Lynch Corporate
    Bond Fund Investment
    Grade C1 A                       721         29          (42)             708          771          310       1,789
Merrill Lynch Basic Value
    Fund Cl A                        330         53       92,195           92,578        4,031        1,429      98,038
Stable Value Fund                 46,293        206         -              46,499       38,750        5,624      90,873
Company Stock Fund                11,502       -        (222,580)        (211,078)         566           89    (210,423)
Loan Fund                           -         2,530         -               2,530         -            -          2,530
Other                               -          -            -                -              46         (138)        (92)
                               ----------  ---------   -----------      ----------   ----------   ----------  ----------
       Total                   $ 185,105   $  3,115    $ (74,452)       $ 113,768    $ 131,152    $  23,534   $ 268,454
                               ==========  =========   ===========      ==========   ==========   ==========  ==========

                                       11


                                    Deductions
                     -------------------------------------------
                                                                                                              Net
                                                                                                             Assets
                                                                                                            Available
                                                                                                              For        Net Assets
                                     Loans to                        Net                                      Plan       Available
                                     Participants,                 Increase                                 Benefits,       For
                                     Net of                        (decrease)    Interfund       Net        Beginning      Plan
                                     Principal         Total       Prior to      Transfers,    Increase        of         Benefits,
                     Distributions   Payments        Deductions    Transfers        Net       (decrease)      Year       End of Year
                     --------------  --------------  -----------  ------------  ------------  ------------  -----------  -----------
Cash Fund            $    -          $   -           $    -       $     -       $   83,621    $   83,621    $(  83,621)  $     -
Davis New York
    Venture Fund         2,971          3,295            6,266        51,690       (55,271)       (3,581)      246,148      242,567
Vanguard 500
    Index Fund          49,845         (2,209)          47,636        34,364       426,907       461,271          -         461,271
Vanguard Explorer
    Fund                  -              -                -               18         3,478         3,496          -           3,496
Vanguard Prime
    Money Market
    Fund                  -              -                -            1,051        38,480        39,531          -          39,531
Vanguard Total
    Bond Market
    Index Fund           1,288            232            1,520         5,605        58,656        64,261          -          64,261
Vanguard U.S.
    Growth Fund           -              (532)            (532)        7,847        34,986        42,833          -          42,833
Vanguard
    Wellington
    Fund                 3,263           (153)           3,110        13,079       155,183       168,262          -         168,262
Vanguard
    Windsor II
    Fund                61,118          1,544           62,662       (28,283)      827,495       799,212          -         799,212
Merrill Lynch
    Retirement
    Preservation
    Trust                 -                46               46           916       (63,378)      (62,462)       62,462         -
Merrill Lynch
    Equity
    Index Trust         42,200          1,832           44,032        20,556      (378,982)     (358,426)      358,426         -
Phoenix Balanced
    Fund                   329          1,000            1,329        12,827      (165,267)     (152,440)      152,440         -
Merrill Lynch
    Corporate
    Bond Fund
    Investment
    Grade C1 A             104            920            1,024           765       (50,535)      (49,770)       49,770         -
Merrill Lynch
    Basic Value
    Fund Cl A           76,249          4,601           80,850        17,188      (851,237)     (834,049)      834,049         -
Stable Value Fund       17,005         (1,636)          15,369        75,504       (88,512)      (13,008)      747,828      734,820
Company Stock Fund     134,513           -             134,513      (344,936)       24,376      (320,560)    1,181,647      861,087
Loan Fund                6,309         (8,940)          (2,631)        5,161          -            5,161        30,693       35,854
Other                     -              -                -              (92)         -              (92)        7,608        7,516
                     ----------      ----------      -----------  ------------  ------------  ------------  -----------  ----------
         Total       $ 395,194       $   -           $ 395,194    $ (126,740)   $     -       $ (126,740)   $3,587,450   $3,460,710
                     ==========      ==========      ===========  ============  ============  ============  ===========  ==========


8.   SUBSEQUENT EVENT:
     -----------------

Effective April 1, 1999, the Plan merged with the Savings Plan for Bargaining Unit Employees of Texsteam Operation of Dresser Industries, Inc. (Plan 197) and the Dresser Industries, Inc. Union Plan, both similar plans. Subsequent to the merger, the newly formed plan changed its name to the Halliburton Savings Plan.


                                                                                                SCHEDULE I
                                                       DRESSER INDUSTRIES, INC.
                                                   DEFERRED SAVINGS PLAN (PLAN 145)


                                ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                        AS OF DECEMBER 31, 1998

                                                            EIN: 75-0813641

                                                              PLAN #: 145


  (a)                      (b)                              (c)                               (d)           (e)

               Identity of Issue, Borrower,                                                               Current
                 Lessor or Similar Party          Description of Investment                   Cost         Value
-------   ---------------------------------       --------------------------              ------------  ------------
          Davis New York Venture Fund             Pooled Separate Account                 $   233,072   $   242,567
*         Vanguard 500 Index Fund                 Pooled Separate Account                     416,189       461,271
*         Vanguard Explorer Fund                  Pooled Separate Account                       3,509         3,496
*         Vanguard Prime Money Market
              Fund                                Pooled Separate Account                      39,531        39,531
*         Vanguard Total Bond Market
              Index Fund                          Pooled Separate Account                      63,519        64,261
*         Vanguard U.S. Growth Fund               Pooled Separate Account                      38,241        42,833
*         Vanguard Wellington Fund                Pooled Separate Account                     179,606       168,262
*         Vanguard Windsor II Fund                Pooled Separate Account                     859,189       799,212
*         Company Stock Fund                      Common Stock                                560,178       861,087
          Participant Loans                       Loans to participants, interest rates
                                                      ranging from 8.25% to 8.50%                -           35,854


* Indicates each individual/entity known to be a party-in-interest.


This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.



                                       13


                                                                                                SCHEDULE I

                                                       DRESSER INDUSTRIES, INC.
                                                   DEFERRED SAVINGS PLAN (PLAN 145)


                                ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                        AS OF DECEMBER 31, 1998

                                                            EIN: 75-0813641

                                                              PLAN #: 145


  (a)                      (b)                              (c)                               (d)           (e)

               Identity of Issue, Borrower,                                                               Current
                 Lessor or Similar Party          Description of Investment                   Cost         Value
-------   ---------------------------------       --------------------------              ------------  ------------
          Guaranteed Insurance Contracts (Stable Value Fund)-

          Allmerica Financial                     Contract #92167A, interest rate         $     6,718    $    6,718
                                                      8.15%, maturing 12/31/1999
          Allstate Life Insurance Company         Contract #31026, interest rate               38,337        38,337
                                                      6.76%, maturing 12/31/2002
          Allstate Life Insurance Company         Contract #5695, interest rate                14,619        14,619
                                                      8.01%, maturing 12/30/1999
          Allstate Life Insurance Company         Contract #77042, interest rate               45,728        45,728
                                                      5.69%, maturing 12/30/2002
          Canada Life                             Contract #P45900, interest rate              50,177        50,177
                                                      6.74%, maturing 10/19/2000
          Caisse Des Depots                       Contract #23803, interest rate               54,252        54,252
                                                      6.05%, maturing 11/1/2002
          Caisse Des Depots                       Contract #BR-238-01 interest rate            10,812        10,812
                                                      6.44%, maturing 8/27/2001
          Caisse Des Depots                       Contract #BR-238-02, interest rate            7,092         7,092
                                                      7.02%, maturing 7/2/2001
          Caisse Des Depots                       Contract #FA-238-04, interest rate           26,919        26,919
                                                      4.64%, maturing 6/15/2003
          Commonwealth CML                        Contract #176-10, interest rate               3,792         3,792
                                                      6.84%, maturing 8/15/1999
          Commonwealth CML                        Contract #176-12, interest rate               5,425         5,425
                                                      6.84%, maturing 4/15/2001
          Commonwealth CML                        Contract #176-13, interest rate               4,946         4,946
                                                      6.84%, maturing 10/25/2000
          Commonwealth CML                        Contract #176-14, interest rate               7,830         7,830
                                                      6.84%, maturing 7/15/2005
          Commonwealth CML                        Contract #176-15, interest rate               3,457         3,457
                                                      6.84%, maturing 10/25/2000
          Commonwealth CML                        Contract #176-18, interest rate               5,381         5,381
                                                      6.84%, maturing 6/15/2003
          Commonwealth CML                        Contract #176-19, interest rate               8,050         8,050
                                                      6.84%, maturing 10/15/2000
          Commonwealth CML                        Contract #176-20, interest rate              10,820        10,820
                                                      6.84%, maturing 12/10/2001
          Commonwealth CML                        Contract #176-22, interest rate              10,830        10,830
                                                      6.84%, maturing 9/15/2002
          Commonwealth CML                        Contract #176-23, interest rate              10,719        10,719
                                                      6.84%, maturing 6/15/2000

This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                       14


                                                                                                SCHEDULE I

                                                        DRESSER INDUSTRIES, INC.
                                                   DEFERRED SAVINGS PLAN (PLAN 145)


                                ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                        AS OF DECEMBER 31, 1998

                                                            EIN: 75-0813641

                                                              PLAN #: 145

  (a)                      (b)                              (c)                               (d)           (e)

               Identity of Issue, Borrower,                                                               Current
                 Lessor or Similar Party          Description of Investment                   Cost         Value
-------   ---------------------------------       --------------------------              ------------  ------------
          Guaranteed Insurance Contracts (Stable Value Fund) (Continued)-

          John Hancock                            Contract #GAC 7627, interest             $    9,039   $    9,039
                                                      rate 7.72%, maturing 6/30/1999
          John Hancock                            Contract #GAC 8628, interest                  9,338        9,338
                                                      rate 7.08%, maturing 6/15/2001
          John Hancock                            Contract #GAC 8701, interest                  8,061        8,061
                                                      rate 6.60%, maturing 6/30/2003
          John Hancock                            Contract #GAC 9744, interest                 42,441       42,441
                                                      rate 6.36%, maturing 8/15/2002
          Life of Virginia                        Contract #3018, interest rate                 8,894        8,894
                                                      6.78%, maturing 6/17/2002
          Metropolitan Life                       Contract #24634, interest rate               12,448       12,448
                                                       6.77%, maturing 3/8/2000
          Metropolitan Life                       Contract #24961, interest rate               32,880       32,880
                                                       5.69%, maturing 2/28/2000
          New York Life                           Contract #30164, interest rate               12,217       12,217
                                                       8%, maturing 6/30/2000
          New York Life                           Contract #30187, interest rate               29,372       29,372
                                                       8.16%, maturing 3/11/1999
          Peoples Security                        Contract #0726FR, interest rate               7,715        7,715
                                                       6.76%, maturing 9/16/2002
          Principal                               Contract #4-30460, interest rate              9,753        9,753
                                                       6.25%, maturing 9/17/2001
          Principal                               Contract #4-30460-2, interest rate           32,369       32,369
                                                       5.42%, maturing 10/31/2002
          Prudential                              Contract #8090-211, interest rate            49,972       49,972
                                                      6.61%, maturing 8/21/1999
          Retirement Savings Trust                Interest rate 5.93%                           7,263        7,263
          Security Life                           Contract #FA0454, interest rate              10,777       10,777
                                                      6.31%, maturing 12/17/2001
          Security Life                           Contract #0504, interest rate                 5,474        5,474
                                                      6.47%, maturing 9/15/2000
          Transamerica                            Contract #51265, interest rate                3,379        3,379
                                                      6.97%, maturing 12/31/2000
          Transamerica                            Contract #51265-01, interest rate             4,844        4,844
                                                      5.62%, maturing 12/15/2000
          VGI Money Market Prime**                Interest rate 4.94%                         112,680      112,680

This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.


                                                                                                                     SCHEDULE II

                                                       DRESSER INDUSTRIES, INC.
                                                   DEFERRED SAVINGS PLAN (PLAN 145)


                                      ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                                                 FOR THE YEAR ENDED DECEMBER 31, 1998

                                                            EIN: 75-0813641

                                                              PLAN #: 145


(a)/(b)                                          (c)                        (d)      (g)        (h)           (i)
                                                                                              Current
Identity of Party Involved /                                                                  Value of
Descripton of Asset (Include                                                                  Asset on
Interest Rate and Maturity     Number of       Purchase     Number of     Selling   Cost of   Transaction   Net Gain
in Case of a Loan)             Transactions     Price     Transactions     Price     Asset     Date         or (Loss)
----------------------------   ------------   ----------  -------------   --------  --------  -----------  -----------
The Vanguard Group
------------------

Davis New York Venture                        $     -            1        $288,439  $215,018  $  288,439    $  73,421
Davis New York Venture             37            317,608                      -         -        317,608         -
Davis New York Venture                              -           10          83,393    84,536      83,393       (1,143)
Vanguard 500 Index Fund            43            517,769                      -         -        517,769         -
Vanguard 500 Index Fund                             -           19         101,580    96,683     101,580       (4,942)
Vanguard Wellington Fund           40            183,331                      -         -        183,331         -
Vanguard Wellington Fund                            -            3           3,754     3,725       3,754           29
Vanguard Windsor II Fund           38            960,503                      -         -        960,503         -
Vanguard Windsor II Fund                            -           17          93,861   101,314      93,861       (7,453)
Stable Value Fund                  58            753,418                      -         -        753,418         -
Stable Value Fund                                   -           22          18,598    18,598      18,598         -

Merrill Lynch Trust Company
---------------------------

Stable Value Fund                                   -            1         608,830   608,830     608,830         -
Merrill Lynch Basic
    Value Fund C1 A                                 -            1         855,205   555,996     855,205      299,209
Merrill Lynch Equity
    Index Trust                                     -            1         408,704   259,113     408,704      149,591

N/A
---

Company Stock Fund                 13          1,462,828                      -         -      1,462,828         -
Company Stock Fund                                  -            9          52,255    31,620      52,255       20,635


** Columns (e) and (f), lease rental and expense incurred with transaction, do not apply to this plan and have been omitted.


This supplemental schedule lists individual and series transactions in excess of 5% of the fair market value of Plan assets at the beginning of the year, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.